Exhibit 99.1

Tower International, Inc.

2010 Equity Incentive Plan

Frequently Asked Questions

The following Q&As are intended to address certain questions our colleagues may have about the impact of the merger (the “Merger”) of Tower International, Inc. (“Tower”) with and into a wholly-owned subsidiary (“Merger Sub”) of Autokiniton Global Group (“AGG”) on outstanding stock options, restricted stock units and performance awards granted under the Tower International, Inc. 2010 Equity Incentive Plan (the “2010 Plan”) . The Merger is expected to occur promptly after the consummation of a tender offer to be made by AGG with respect to Tower’s outstanding common stock for a price of $31.00 per share.

Completion of the Merger is anticipated to occur later this year following a number of interim steps. For additional information about the Merger and the Agreement and Plan of Merger among Tower, AGG and Merger Sub (the “Merger Agreement”), please review the public filings for Tower at https://www.sec.gov/edgar/searchedgar/companysearch.html.

1.	What will happen to my outstanding and unexercised stock options when the Merger occurs?

At the time when the Merger is consummated (the “Effective Time”), each stock option (an “Option”) in respect of shares of Tower common stock (“Shares”) granted under the 2010 Plan with an exercise price per Share that is less than $31.00 and that is unexercised and outstanding immediately prior to the Effective Time, whether vested or unvested, will fully vest and be cancelled and converted automatically into the right to receive, no later than the first regularly scheduled payroll date that is at least five business days after the Effective Time, an amount in cash, without interest, equal to the product of (i) the amount by which $31.00 exceeds the exercise price per Share of such Option and (ii) the total number of Shares subject to the Option, net of applicable tax withholding.

2.	What will happen to my outstanding restricted stock units and the related dividend equivalent units when the Merger occurs?

At the Effective Time, each restricted stock unit (“RSU”) and any related dividend equivalent unit (“DEU”) in respect of Shares granted under the 2010 Plan that are outstanding immediately prior to the Effective Time will fully vest and be cancelled and converted automatically into the right to receive, no later than the first regularly scheduled payroll date that is at least five business days after the Effective Time, an amount in cash, without interest, equal to $31.00 multiplied by the total number of Shares underlying each such RSU and DEU, net of applicable tax withholding.

3.	What will happen to my outstanding performance awards when the Merger occurs?

At the Effective Time, each performance award (a “Performance Award”) granted under the 2010 Plan that is outstanding immediately prior to the Effective Time will be cancelled and converted automatically into the right to receive, within 60 days after the Effective Time, a cash payment (net of applicable tax withholding), equal to the amount that would be payable in respect of such Performance Award based on deemed performance achievement, prorated (unless you have an express contractual right to exclude proration) based on the number of completed calendar months elapsed during the performance period prior to the Effective Time.

Pursuant to the Merger Agreement, Performance Awards granted in 2017, 2018 and 2019 will be paid based on the following deemed levels of performance achievement: 2017: 200%; 2018: 200%; and 2019: 157%.

The following example assumes that the Effective Time occurs on September 27, 2019, and that proration applies:

Year Granted	Amount Granted	Pro-ration period	Payout %	Gross Payout Amount (USD)
2017	$10,000	32/36	200%	$17,778
2018	$10,000	20/36	200%	$11,111
2019	$10,000	8/36	157%	$3,489

			Total	$32,378

4.	How will I receive payment?

We anticipate that payments with respect to Options, RSUs, DEUs and Performance Awards will be facilitated via AST Financial, Tower’s equity plan administrator and through Tower’s local payroll systems. Further information will be provided as the Effective Time approaches.

5.	Am I able to sell Shares that I own or exercise my Options before the Effective Time?

Provided that you are not in possession of any material non-public information, you are permitted to sell Shares that you own or acquire through exercise of vested Options prior to the Effective Time. As a reminder, designated company insiders are not permitted to sell Shares during a designated Tower “blackout period”. If you have any questions regarding these restrictions, please contact Nanette Dudek at (248) 675-6091.

6.	Where can I view a summary of my outstanding 2010 Plan grants or view Shares (if any) being held in a managed shares account at AST Financial?

To view a summary of your outstanding equity grants under the 2010 Plan or managed Shares held in a managed shares account at AST Financial, please visit www.astfinancial.com.

To contact the Customer Service Center by phone, call toll-free 866-665-2258 (from within the United States), or 718-921-8364 (from outside the United States). You can speak to a Customer Service Representative from 8:00 a.m. to 8:00 p.m. Eastern Time, Monday through Friday.

7.	Who can I contact at Tower if I have more questions about the 2010 Plan?

Questions regarding the 2010 Plan may be directed to the Global Compensation Department, Laurie Nagbe (email: nagbe.laurie@towerinternational.com; phone: 248-675-6064).

The information contained in these FAQs is intended only as a brief explanation of the matters addressed. For complete details of the Merger, you should review the Merger Agreement and publicly available documents filed by Tower. The Merger Agreement and other public filings by Tower can be found at www.sec.gov/edgar/searchedgar/companysearch.html. In the event of any conflict between these FAQs and the Merger Agreement, the Merger Agreement controls.

Additional Information

The tender offer described herein has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any Shares or any other securities of Tower. On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by AGG and its subsidiary, and promptly thereafter a solicitation/recommendation statement on Schedule 14D-9 will be filed with the SEC by Tower. The offer to purchase shares of Tower common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF TOWER ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SUCH STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to AGG’s information agent.

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